Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

William H. Dengler, Jr.

Senior Vice President and General Counsel

Tel: 215-309-7957

williamdengler@hillintl.com

July 28, 2016

VIA EDGAR AND E-MAIL

Mr. Nicholas Panos

Senior Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20548

Re:	Hill International, Inc.
Definitive Additional Materials on Schedule DEFC14A
Filed July 22, 2016
File No. 001-33961

Dear Mr. Panos:

This letter constitutes the response of Hill International, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to the Company dated July 26, 2016. In this letter each of the Staff’s comments is indicated in italics, followed by the Company’s responses to the comment.

1.             In the last sub-bullet point, you state: “Bulldog is recommending two self-serving proposals….” As contemplated by Note b. to Rule 14a-9, statements which could be viewed as implying improper conduct or impugning the character or reputation of other parties could contravene Rule 14a-9 if made without factual foundation. Please provide us with adequate support for this particular cited statement. In addition, please refrain from making claims similar to the above in future filings without qualifying statements as opinion or belief.

Response:  Based on Bulldog’s past behavior as well as its public statements, the Company believes that Bulldog’s proposals are self-serving.(1)  This belief is based on the following: First,

(1)  The Company notes that the Delaware law of corporations generally permits a stockholder to act in its own best interests and does not generally impose on a stockholder of a corporation any fiduciary duty to other stockholders.  Because self-serving conduct is generally permissible absent facts not applicable in this case, describing a stockholder’s actions as self-serving does not imply improper conduct and should not impugn the character or reputation of a stockholder.

Bulldog seeks to limit the Company’s Board of Directors to nine directors, a reduction from eleven; this serves Bulldog’s interests in seeking to enhance its own influence over the management of the Company, but it does little to enhance other stockholders’ interests by removing the possibility that the Company could add to the Board directors with valuable experience and expertise.  Second, Bulldog has proposed changes to the Company’s Bylaws to shorten the notice required to present proposals for an annual meeting that benefit Bulldog in its current effort to influence the management of the Company but make it difficult for the Company’s Board of Directors to review and address such proposals in a thoughtful manner, potentially to the detriment of the majority of the Company’s stockholders.  In response to the Staff’s comment, the Company confirms that its future solicitations, it will refrain from making claims similar to the above without qualifying statements as to opinion or belief.

2.             We direct your attention to the last sub-bullet point. Comment six of our letter dated June 30, 2016 relating to your preliminary proxy statement on Schedule 14A objected to your use of the word “clarify” regarding your Board’s related Bylaws amendments. We reiterate that the Court of Chancery and the Delaware Supreme Court both found the language clear and unambiguous, and that the precise language-at-issue in the 2015 litigation remains intact in your amended and restated bylaws. Please confirm that future solicitations will not, pursuant to Rule 14a-9’s prohibition on false or misleading statements relating to material fact, mischaracterize your Board’s amendment of your bylaws as clarifying the Advance Notice Provisions.

Response: The Company used “clarify” because it believes that the provision, as interpreted by the Delaware courts, was inconsistent with the Company’s prior interpretation of such provisions as well as many other public companies’ advance notice provisions.  However, the Company notes prior comment six of the Staff’s letter dated June 30, 2016 as well as the Company’s changes to its preliminary proxy statement to address the prior comment.  In response to this comment, the Company confirms that its future solicitations will not characterize the Board’s amendment of the Company’s bylaws as “clarifying” the Advance Notice Provisions.

If you have any questions, please call me at (215) 309-7957.

Sincerely,

/s/ William H. Dengler, Jr.
William H. Dengler, Jr.

cc: Darrick M. Mix, Esq.